ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 9, 2019

Enerplus Announces Voting Results from the 2019 Annual Meeting of Shareholders

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Corporation") (TSX & NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held Thursday, May 9, 2019. Each of the matters is described in greater detail in the 2019 Notice of Annual Meeting and Information Circular and Proxy Statement dated April 1, 2019 (the "Circular").

1.   Election of Directors

Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Karen E. Clarke-Whistler	156,959,275	98.91%	1,723,266	1.09%
Michael R. Culbert	156,807,532	98.82%	1,875,009	1.18%
Ian C. Dundas	157,035,673	98.96%	1,646,868	1.04%
Hillary A. Foulkes	156,791,748	98.81%	1,890,793	1.19%
Robert B. Hodgins	145,633,733	91.78%	13,048,808	8.22%
Susan M. MacKenzie	150,974,255	95.14%	7,708,286	4.86%
Elliott Pew	157,039,226	98.96%	1,643,315	1.04%
Jeffrey W. Sheets	157,023,232	98.95%	1,659,309	1.05%
Sheldon B. Steeves	156,966,620	98.92%	1,715,921	1.08%

2.   Appointment of Auditors

Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent
184,212,495	99.32%	1,257,807	0.68%

3. Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
148,021,319	93.28%	10,661,218	6.72%

About Us

Enerplus Corporation is a responsible developer of high-quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation